Exhibit 99.1

SINA Reports Second Quarter 2020 Unaudited Financial Results

BEIJING, China—September 28, 2020—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•          Net revenues decreased 5% year-over-year to $507.7 million. Non-GAAP net revenues decreased 5% year-over-year to $505.1 million, representing a decrease of 1% on a constant currency basis [1].

•          Advertising revenues decreased 10% year-over-year to $392.2 million.

•          Non-advertising revenues increased 16% year-over-year to $115.5 million. Non-GAAP non-advertising revenues increased 17% year-over-year to $112.9 million.

•          Net loss attributable to SINA was $25.4 million, or $0.42 for diluted net loss per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $34.4 million, or $0.54 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the second quarter of 2020 had been the same as it was in the second quarter of 2019, or RMB6.81=US$1.00.

Second Quarter 2020 Financial Results

For the second quarter of 2020, SINA reported net revenues of $507.7 million, a decrease of 5% compared to $533.1 million for the same period last year. Non-GAAP net revenues for the second quarter of 2020 were $505.1 million, a decrease of 5% compared to $530.4 million for the same period last year.

Advertising revenues for the second quarter of 2020 were $392.2 million, a decrease of 10% compared to $433.6 million for the same period last year, primarily due to continued weak advertising demand from certain industries in the aftermath of the domestic coronavirus outbreak, as well as negative currency translation impact.

Non-advertising revenues for the second quarter of 2020 were $115.5 million, an increase of 16% compared to $99.4 million for the same period last year. Non-GAAP non-advertising revenues for the second quarter of 2020 were $112.9 million, an increase of 17% compared to $96.8 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly attributable to increased revenues generated from SINA Fintech businesses, due to growth in loan facilitation volume as well as gross reporting of certain Fintech revenues as required by ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”.

Gross margin for the second quarter of 2020 was 74%, compared to 77% for the same period last year. Advertising gross margin for the second quarter of 2020 was 82%, compared to 80% for the same period last year, mainly due to the decrease of cost of revenues as a result of the exemption and refund of cultural business construction fee during the period. Non-advertising gross margin for the second quarter of 2020 was 45%, compared to 61% for the same period last year, primarily attributable to the adoption of the current expected credit losses methodology in estimating allowances for credit losses for Fintech businesses and reporting revenue and cost on a gross basis for certain Fintech businesses in accordance with ASU 2016-13.

Operating expenses for the second quarter of 2020 totaled $296.1 million, compared to $282.7 million for the same period last year. Non-GAAP operating expenses for the second quarter of 2020 totaled $270.0 million, compared to $256.0 million for the same period last year.

Income from operations for the second quarter of 2020 was $78.8 million, compared to $126.0 million for the same period last year. Operating margin was 16%, compared to 24% for the same period last year. Non-GAAP income from operations for the second quarter of 2020 was $104.9 million, compared to $152.8 million for the same period last year. Non-GAAP operating margin was 21%, compared to 29% for the same period last year.

Non-operating loss for the second quarter of 2020 was $20.5 million, compared to a non-operating income of $19.7 million for the same period last year. Non-operating loss for the second quarter of 2020 mainly included (i) a $97.4 million impairment on the Company’s investments, which is excluded under non-GAAP measures; (ii) a $61.9 million net gain from fair value changes of investments, which is excluded under non-GAAP measures; (iii) an $18.4 million net interest and other income; and (iv) a $2.3 million net loss from equity method investments, which is reported one quarter in arrears. Non-operating income for the second quarter of 2019 included (i) a $15.7 million net interest and other income; (ii) a $4.3 million net earning from equity method investments, which is reported one quarter in arrears; and (iii) a $0.3 million net loss on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measures.

Income tax expenses for the second quarter of 2020 were $36.4 million, compared to $46.7 million for the same period last year, largely attributable to reduced profitability compared with the same period last year.

Net loss attributable to SINA’s ordinary shareholders for the second quarter of 2020 was $25.4 million, compared to a net income attributable to SINA’s ordinary shareholders of $51.4 million. Diluted net loss per share attributable to SINA’s ordinary shareholders for the second quarter of 2020 was $0.42, compared to a diluted net income per share attributable to SINA’s ordinary shareholders of $0.73 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the second quarter of 2020 was $34.4 million, compared to $54.0 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the second quarter of 2020 was $0.54, compared to $0.76 for the same period last year.

As of June 30, 2020, SINA’s cash, cash equivalents and short-term investments totaled $2.6 billion, compared to $2.9 billion as of December 31, 2019. For the second quarter of 2020, net cash provided by operating activities was $115.3 million, capital expenditures totaled $10.0 million, and depreciation and amortization expenses amounted to $11.6 million.

Other Development

As of June 30, 2020, the Company has repurchased approximately 9.1 million shares at an average cost of $32.33 under the 2020 New Program. There were 59,754,024 ordinary shares outstanding as of June 30, 2020.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP advertising revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income (loss) attributable to SINA’s ordinary shareholders and non-GAAP diluted net income (loss) per share. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments (net of share of amortization of intangibles not on their books), gain (loss) on sale of investment, gain on deemed disposal, fair value changes and impairment on investment, adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests, amortization of convertible debt and senior notes issuance cost, and income tax effects of above non-GAAP to GAAP reconciling items. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain (loss) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and Fintech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2019 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2020	2019	2020	2020	2019
Net revenues:
Advertising	$392,212	$433,633	$309,995	$702,207	$821,658
Non-advertising	115,532	99,421	125,056	240,588	186,535
	507,744	533,054	435,051	942,795	1,008,193
Cost of revenues (1):
Advertising	68,956	85,589	76,855	145,811	169,968
Non-advertising	63,917	38,722	69,534	133,451	69,866
	132,873	124,311	146,389	279,262	239,834
Gross profit	374,871	408,743	288,662	663,533	768,359

Operating expenses:
Sales and marketing (1)	148,941	147,721	127,156	276,097	293,199
Product development (1)	93,602	91,981	91,977	185,579	186,030
General and administrative (1)	53,567	43,016	38,726	92,293	76,176
	296,110	282,718	257,859	553,969	555,405
Income from operations	78,761	126,025	30,803	109,564	212,954

Non-operating income (loss) :
Earning (loss) from equity method investments, net	(2,324)	4,316	15,048	12,724	(11,937)
Gain (loss) on sale of investments, fair value changes and impairment on investments, net	(36,609)	(315)	106,444	69,835	80,491
Interest and other income, net	18,414	15,744	5,189	23,603	28,846
	(20,519)	19,745	126,681	106,162	97,400

Income before income taxes	58,242	145,770	157,484	215,726	310,354
Income tax expenses	(36,409)	(46,720)	(25,787)	(62,196)	(111,955)

Net income	21,833	99,050	131,697	153,530	198,399
Less: Net income attributable to non-controlling interests	47,199	47,626	49,257	96,456	113,892

Net income (loss) attributable to SINA’s ordinary shareholders	$(25,366)	$51,424	$82,440	$57,074	$84,507

Basic net income (loss) per share	$(0.40)	$0.74	$1.21	$0.87	$1.21
Diluted net income (loss) per share (2)	$(0.42)	$0.73	$1.21	$0.87	$1.20

Shares used in computing basic net income (loss) per share	62,785	69,709	68,116	65,451	69,586

Shares used in computing diluted net income (loss) per share	62,785	69,944	68,207	65,536	69,852

(1) Stock-based compensation in each category:

Cost of revenues	$2,603	$2,620	$2,745	$5,348	$5,156
Sales and marketing	5,230	6,031	5,292	10,522	11,651
Product development	9,510	8,415	8,073	17,583	18,069
General and administrative	10,313	11,200	11,749	22,062	22,178

(2) Net income (loss) attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

1

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$1,772,733	$1,951,886
Short-term investments	858,342	951,953
Restricted cash	151,308	184,143
Accounts receivable, net	573,598	601,876
Financing receivables, net	114,721	226,098
Prepaid expenses and other current assets	818,501	695,888
Subtotal	4,289,203	4,611,844

Property and equipment, net	252,361	253,179
Operating lease right-of-use assets, net	18,888	24,872
Goodwill and intangible assets, net	300,722	307,300
Long-term investments	2,300,358	2,200,548
Other assets	68,088	71,085
Total assets	$7,229,620	$7,468,828

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$155,648	$170,647
Amount due to customers	106,908	121,558
Accrued expenses and other current liabilities	906,480	886,713
Short-term bank loan	63,847	81,649
Deferred revenues	239,298	143,073
Short-term operating lease liabilities	12,134	12,151
Short-term funding debts	26,184	173,821
Income taxes payable	106,378	129,591
Subtotal	1,616,877	1,719,203

Convertible debt	890,337	888,266
Senior notes	794,653	793,985
Long-term funding debts	81,523	22,260
Long-term deferred revenues	28,000	33,217
Long-term operating lease liabilities	6,740	13,081
Other long-term liabilities	115,317	100,903
Total liabilities	3,533,447	3,570,915

Shareholders’ equity
SINA shareholders’ equity (1)	2,349,824	2,638,481
Non-controlling interests	1,346,349	1,259,432
Total shareholders’ equity	3,696,173	3,897,913

Total liabilities and shareholders’ equity	$7,229,620	$7,468,828

(1) Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and off-balance-sheet credit exposures not accounted for as insurance. The cumulative impact arising from the adoption was a debit to retained earnings as of January 1, 2020 of $62.1 million.

2

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2020	2019	2020	2020	2019
Net revenues
Weibo:
Advertising and marketing	$340,584	$370,660	$275,422	$616,006	$711,801
Weibo VAS	46,809	61,176	47,967	94,776	119,212
Subtotal	387,393	431,836	323,389	710,782	831,013

Non-Weibo:
Media Advertising	53,326	62,973	36,679	90,005	109,869
Fintech (1)	71,646	43,740	81,647	153,293	78,656
Subtotal	124,972	106,713	118,326	243,298	188,525

Elimination	(4,621)	(5,495)	(6,664)	(11,285)	(11,345)
	$507,744	$533,054	$435,051	$942,795	$1,008,193

Cost of revenues
Weibo	$63,584	$81,972	$74,110	$137,694	$164,789

Non-Weibo
Media Advertising	20,011	25,011	17,642	37,653	46,671
Fintech (1)	52,201	22,823	59,195	111,396	39,707
Subtotal	72,212	47,834	76,837	149,049	86,378

Elimination	(2,923)	(5,495)	(4,558)	(7,481)	(11,333)
	$132,873	$124,311	$146,389	$279,262	$239,834

Gross margin
Weibo	84%	81%	77%	81%	80%
Non-Weibo	42%	55%	35%	39%	54%
Total gross margin	74%	77%	66%	70%	76%

(1) Fintech includes Fintech services and SINA Media other businesses. For the second quarter of 2020, SINA Media other revenue was $4.0 million, compared to $4.9 million for the same period last year.

3

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2020				June 30, 2019				March 31, 2020
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$392,212			$392,212	$433,633			$433,633	$309,995			$309,995
Non-advertising revenues	115,532	(2,609)	(a)	112,923	99,421	(2,609)	(a)	96,812	125,056	(2,609)	(a)	122,447
Net revenues	$507,744	$(2,609)		$505,135	$533,054	$(2,609)		$530,445	$435,051	$(2,609)		$432,442

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		2,603	(b)			2,620	(b)			2,745	(b)
Gross profit	$374,871	$(6)		$374,865	$408,743	$11		$408,754	$288,662	$136		$288,798

		(25,053)	(b)			(25,646)	(b)			(25,114)	(b)
		(1,066)	(c)			(1,107)	(c)			(1,080)	(c)
Operating expenses	$296,110	$(26,119)		$269,991	$282,718	$(26,753)		$255,965	$257,859	$(26,194)		$231,665

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		27,656	(b)			28,266	(b)			27,859	(b)
		1,066	(c)			1,107	(c)			1,080	(c)
Income from operations	$78,761	$26,113		$104,874	$126,025	$26,764		$152,789	$30,803	$26,330		$57,133

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		27,656	(b)			28,266	(b)			27,859	(b)
		1,066	(c)			1,107	(c)			1,080	(c)
		7,279	(d)			(4,881)	(d)			(5,873)	(d)
		36,609	(e)			315	(e)			(106,444)	(e)
		(18,457)	(f)			(39,281)	(f)			10,259	(f)
		1,369	(g)			1,037	(g)			1,369	(g)
		6,868	(h)			18,605	(h)			8,955	(h)
Net income (loss) attributable to SINA’s ordinary shareholders	$(25,366)	$59,781		$34,415	$51,424	$2,559		$53,983	$82,440	$(65,404)		$17,036

Diluted net income (loss) per share *	$(0.42)			$0.54	$0.73			$0.76	$1.21			$0.25

Shares used in computing diluted net income (loss) per share	62,785	79	(i)	62,864	69,944	—		69,944	68,207	—		68,207

Gross margin - advertising	82%	1%		83%	80%	1%		81%	75%	1%		76%
Gross margin - non-advertising	45%	-2%		43%	61%	-1%		60%	44%	-1%		43%
Operating margin	16%	5%		21%	24%	5%		29%	7%	6%		13%

	Six months ended
	June 30, 2020				June 30, 2019
	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results

Advertising revenues	$702,207			$702,207	$821,658			$821,658
Non-advertising revenues	240,588	(5,218)	(a)	235,370	186,535	(5,218)	(a)	181,317
Net revenues	$942,795	$(5,218)		$937,577	$1,008,193	$(5,218)		$1,002,975

		(5,218)	(a)			(5,218)	(a)
		5,348	(b)			5,156	(b)
Gross profit	$663,533	$130		$663,663	$768,359	$(62)		$768,297

		(50,167)	(b)			(51,898)	(b)
		(2,146)	(c)			(2,231)	(c)
Operating expenses	$553,969	$(52,313)		$501,656	$555,405	$(54,129)		$501,276

		(5,218)	(a)			(5,218)	(a)
		55,515	(b)			57,054	(b)
		2,146	(c)			2,231	(c)
Income from operations	$109,564	$52,443		$162,007	$212,954	$54,067		$267,021

		(5,218)	(a)			(5,218)	(a)
		55,515	(b)			57,054	(b)
		2,146	(c)			2,231	(c)
		1,406	(d)			10,426	(d)
		(69,835)	(e)			(80,491)	(e)
		(8,198)	(f)			(46,717)	(f)
		2,738	(g)			2,072	(g)
		15,823	(h)			58,972	(h)
Net income attributable to SINA’s ordinary shareholders	$57,074	$(5,623)		$51,451	$84,507	$(1,671)		$82,836

Diluted net income per share *	$0.87			$0.78	$1.20			$1.16

Shares used in computing diluted net income per share	65,536	—		65,536	69,852	—		69,852

Gross margin - advertising	79%	1%		80%	79%	1%		80%
Gross margin - non-advertising	45%	-2%		43%	63%	-2%		61%
Operating margin	12%	5%		17%	21%	6%		27%

(a)         To exclude the recognition of deferred revenue related to the license granted to Leju.

(b)         To exclude stock-based compensation.

(c)          To adjust amortization of intangible assets.

(d)         To exclude non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)          To exclude (gain) loss on sale of investments, gain on deemed disposal, fair value changes and impairment on investments, net.

(f)           To exclude non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(g)         To exclude the amortization of convertible debt and senior notes issuance cost.

(h)         To exclude the provision for income tax related to item (c) and (e). Other non-GAAP to GAAP reconciling items have no income tax effect.**

(i)            To adjust the number of shares for dilution resulted from unvested equity granted.

*               Net income (loss) attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**          The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS***

	Three months ended
	June 30, 2020			June 30, 2019			March 31, 2020
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results
To exclude stock-based compensation		$310			$178			$484
To exclude amortization of intangible assets resulting from business acquisitions		1,026			1,048			1,045
To exclude loss on disposal and impairment on investments, net		—			90			1,009
To exclude (gain) loss resulting from the fair value changes in investments, net		6,789			(5,525)			(7,735)
To exclude tax impacts related to amortization of intangible assets		(241)			(244)			(244)
Earning (loss) from equity method investments, net	$(2,929)	$7,884	$4,955	$3,888	$(4,453)	$(565)	$14,616	$(5,441)	$9,175
Share of amortization of equity investments’ intangibles not on their books	601	(601)	—	365	(365)	—	371	(371)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	4	(4)	—	63	(63)	—	61	(61)	—
	$(2,324)	$7,279	$4,955	$4,316	$(4,881)	$(565)	$15,048	$(5,873)	$9,175

	Six months ended
	June 30, 2020			June 30, 2019
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$794			$465
To exclude amortization of intangible assets resulting from business acquisitions		2,071			2,110
To exclude loss on disposal and impairment on investments, net		1,009			6,803
To exclude (gain) loss resulting from the fair value changes in investments, net		(946)			2,390
To exclude tax impacts related to amortization of intangible assets		(485)			(492)
Earning (loss) from equity method investments, net	$11,687	$2,443	$14,130	$(12,787)	$11,276	$(1,511)
Share of amortization of equity investments’ intangibles not on their books	972	(972)	—	723	(723)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	65	(65)	—	127	(127)	—
	$12,724	$1,406	$14,130	$(11,937)	$10,426	$(1,511)

*** Earning (loss) from equity method investments is recorded one quarter in arrears.